  EXHIBIT 99.2

DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue, 7th Floor

New York, NY 10177

646-360-0791

August 6, 2021

Mr. Timothy Nieman
Secretary and General Counsel
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

Mr. Nieman,

Reference is made to your email of August 5, 2021 sent in response to my letter to you dated July 22, 2021 (the “July 22 Letter”).  Capitalized terms used but not otherwise defined herein shall have the meanings given them in the July 22 Letter.

While I appreciate the message that the audit committee of the board of directors of the Corporation “is satisfied” that the March 2015 8-K “complies with applicable law and is materially complete and accurate in all respects,” you still have not answered the fundamental question:  did Michael Allen resign for “Good Reason?”

To the extent that Mr. Allen did resign for Good Reason, is it the Audit Committee’s position that investors would not consider the fact that Mr. Allen resigned for Good Reason to be material information?  As an investor, I believe that is very material information and am curious as to how the Audit Committee would come to a different conclusion.

In addition, in the March 2015 8-K, I asked you, on behalf of the Corporation, to publicly disclose Mr. Allen’s “Notice of Termination.”  Since no such disclosure has been made, I assume that means the Corporation is refusing to furnish that information to shareholders.

Transmitted herewith is a demand, made pursuant to 15 Pa. Cons. Stat. § 1508, to inspect certain books and records of the Corporation, including any “Notice of Termination” given by Mr. Allen.

You can contact me with any questions by email at ac@drivermgmtco.com or by phone at 646-360-0791.

/s/ Abbott Cooper